

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

July 6, 2009

William Gaffney
Director and President
mBeach Software, Inc.
105 Hickory Oak Hollow
Cumming, GA 30040

> **Re:** **mBeach Software, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 9, 2009**
> **File No. 333-159853**

Dear Mr. Gaffney:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise your document to clearly discuss the current status of your product. See Item 101(c)(1)(ii) of Regulation S-K. As part of your discussion, please discuss the various milestones and costs associated with each step of your business plan.

2. Please revise the references to this offering being conducted on a "best efforts" basis since the use of this term signifies the participation of a broker-dealer.

Summary of Our Offering, page 2

3. On page 2 you state that that the three million shares being offered pursuant to this registration statement are being issued in addition to the 12 million shares currently issued and outstanding and owned by your sole officer and director. You state on page 3, however, that the "selling security holder is offering to sell shares of common stock and seeking offers to buy shares of common stock…." Please advise as to whether any of the shares being offered pursuant to this registration statement are being resold by your sole shareholder. To the extent any of the shares being sold in this offering are being offered for resale by your sole shareholder, please revise your document throughout so as to comply with the disclosure requirements of Regulation S-K.

Risk Factors, page 8

General

4. We note that on page 15 of your document in your risk factors section you describe the risks associated with the type of no-minimum offering you will be conducting, but you do not include this description under a subcaption describing the risk. Please advise. See Item 503(c) of Regulation S-K.

Auditor's Going Concern, page 8

5. We note your reference to an audit report dated April 30, 2009 and that the report of Moore & Associates Chartered is dated May 18, 2009. Please explain this apparent discrepancy or revise to reflect the correct date of the report issued by your Independent Registered Public Accounting Firm.

"MBeach Software, Inc. may be unable to manage its future growth", page 14

6. You state that you expect to experience continuous growth for the foreseeable future. Please tell us your basis for this belief regarding your growth potential considering your statement on page 14 that your growth strategy substantially depends on your ability to market your product and your statement on page 13 that you will have to limit your marketing activities due to your size and lack of capital.

"If we cannot produce financial software that meets price and/or performance criteria…", page 15

7. It appears that you have not provided a discussion of the risk factor described in this subcaption. Similarly, it appears that you have not provided a discussion of

the risk factor described in the subcaption "If we cannot establish and maintain qualifications as a supplier to commercial customers…" on page 17. Please be advised that you should set forth each risk factor under the related subcaption that describes the risk. Please revise your risk factors section throughout as necessary. See Item 503(c) of Regulation S-K.

Use of Proceeds, page 18

8. In connection with your statement that the proceeds from this offering will be used to develop and complete the business and marketing plan, we note your statement in the summary of your offering on page 2 that you also intend to use the proceeds from this offering for other general corporate and working capital purposes and the expenses of this offering. We also note your statement under the risk factor subcaption "Since mBeach Software, Inc. anticipates operating expenses will increase…" on page 9 that within the next 12 months, you will have costs related to the development of products. Please indicate in your "Use of Proceeds" the order of priority for each of your intended uses of the net proceeds from this offering and discuss the your plans if substantially less than the maximum proceeds are obtained. See Instruction 1 to Item 504 of Regulation S-K.

9. As a related matter, please be sure to clarify what portion of the proceeds from this offering will be used for the development of your product as opposed to the development and completion of your business and marketing plans.

The Market, page 23

10. Please revise this section to set forth the dates of all referenced statistical material. Please provide us with marked copies of all such material.

Management's Discussion and Analysis or Plan of Operation, page 25

Plan of Operation, page 26

11. Please provide a more detailed description of the actions you intend to take over the next 12 months toward the development, completion and execution of your business plan. As an example, we note your statement on page 25 that "during the initial implementation of your development strategy, [you] intend to hire independent consultants, contractors, and fee-for-service laboratories to develop, prototype, various components of sensor platforms."

Liquidity and Capital Resources, page 26

12. You state on page 25 that "during the initial implementation of your development strategy, [you] intend to hire independent consultants, contractors, and fee-for-service laboratories to develop, prototype, various components of sensor platforms." Please tell us whether you considered this, and any other material capital expenditures you plan on making over the next 12 months, when preparing your liquidity and capital resources discussion. Specifically, please tell us whether you considered the costs associated with becoming a public reporting company. See Item 303(a)(2)(i) of Regulation S-K. See also SEC Release No. 33-6835 at http://www.sec.gov/rules/interp/33-6835.htm. To the extent possible, please provide quantitative estimates of any material planned capital expenditures.

Code of Business Conduct and Ethics, page 29

13. In your discussion regarding your code of business conduct and ethics on page 29 you state that a copy of your code of business conduct and ethics has been filed as an exhibit your S-1/A. Please be advised that the document you have filed with us is your initial registration statement on Form S-1 and has not been amended. In your amendment, please be sure to correctly identify your document.

Executive Compensation, page 30

General

14. Please be sure that your executive compensation disclosure complies with the requirements set forth in Items 402(m) through (r) of Regulation S-K. As an example, we note that your summary compensation table on page 30 does not conform to Item 402(n) of Regulation S-K.

15. Please be sure that the tabular disclosure of the ownership of your company's shares conforms to requirements set forth in Items 403(a) and (b) of Regulation S-K. As an example, we note that the last column of the table should list the percent of your shares owned by your sole director as of the most recent practicable date and not after this offering takes place. Please revise.

Financial Statements, page F-1

Statement of Cash Flows, page F-6

16. Explain how you determined that contributed capital is correctly classified within cash flows from operations rather than cash flows from financing activities. Refer to paragraphs 18 and 19 of SFAS 95.

Exhibits

Exhibit 3.1 – Certificate of Incorporation

17. There is an inconsistency in Article 8 as to the number of authorized shares (i.e., 150,000,000 shares versus 250,000,000 shares). Please revise.

Exhibit 4.1 – Speciman Stock Certificate

18. You filed a specimen stock certificate for ViroPharma rather than mBeach Software. Please revise.

Exhibit 99.1 – Subscription Agreement

19. We are unclear what the relationship of your public offering is to the private offering outlined in this subscription agreement. The terms of the offerings look substantially similar. Please advise.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tamara J. Tangen, Staff Accountant at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director